Exhibit 1.01

Conflict Minerals Report

For the Calendar Year Ended December 31, 2015

Pfizer Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2015, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2016.

Unless the context indicates otherwise, the term “Pfizer,” “we,” “us” and “our” refer to Pfizer Inc. and its subsidiaries for 2015. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite, cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This report and other written or oral statements that we make from time to time contain forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “will,” “may,” “could,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” “goal,” “objective,” “aim” and other words and terms of similar meaning or by using future dates. Among the factors that could cause actual results to differ materially from past results and future plans and projected future results are the following: (1) risks related to the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements, and are cautioned not to put undue reliance on forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the SEC.

Applicability of the Conflict Minerals Rule to Pfizer

Pfizer Inc. is a research-based, global biopharmaceutical company. We apply science and our global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Our global portfolio includes medicines, vaccines and medical devices, as well as many of the world’s best-known consumer healthcare products. We work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Our revenues are derived from the sale of our products and, to a much lesser extent, from alliance agreements, under which we co-promote products discovered by other companies. The majority of our revenues come from the manufacture and sale of biopharmaceutical products.

Most of our products do not contain any 3TG or are otherwise not in-scope for purposes of our Conflict Minerals Rule compliance. However, Pfizer is subject to the Conflict Minerals Rule because, for 2015, certain of the raw materials and components contained in some of the products in our medical device business (specifically, certain of our infusion pump products which we acquired in connection with our acquisition of Hospira, Inc. in September 2015) that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of those products. Our in-scope products contained tantalum, tungsten, tin and gold, although not each of our in-scope products contained all of these minerals.

We do not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants.

Based on our due diligence, none of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in a Covered Country. However, we were unable to conclude that any of our in-scope products containing 3TG were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Pfizer’s Commitment to Responsible Supply Chain Management

Pfizer is committed to responsible supply chain management. We operate within a framework of principles which strive to align with ethical, social, and environmental responsibility and we work with organizations such as the Institute for Sustainable Communities and the Pharmaceutical Supply Chain Initiative to help advance responsible operations among our suppliers.

Pfizer encourages our supply partners to support our Supplier Conduct Principles or adopt their own codes which include expectations similar to ours, which state, among other expectations, that we expect our suppliers to operate in full compliance with all applicable laws, rules and regulations and conduct their business in an ethical manner, acting with integrity. For additional information, see the Pfizer Supplier Conduct Position Statement and the Pfizer Supplier Conduct Principles which are each available at: http://www.pfizer.com/b2b/suppliers/supplier_conduct. Pfizer encourages its supply partners to perform their obligations in a manner consistent with all of the Pharmaceutical Industry Principles for Responsible Supply Chain Management which are available at: http://www.pharmaceuticalsupplychain.org. Information on the Pharmaceutical Supply Chain Initiative website shall not be deemed incorporated into, or be a part of, the Form SD or the Conflict Minerals Report.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2015, Pfizer conducted a “reasonable country of origin inquiry”. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below), which are discussed, in part, later in this Conflict Minerals Report.

Our outreach included communicating requests for Conflict Minerals Reporting Templates (the “CMRTs”) developed by the Conflict Free Sourcing Initiative (the “CFSI”) from those suppliers that we identified, as a result of our materials review process, as having provided us with components, parts or products containing 3TG, or that we believe may have provided us with components, parts or products containing 3TG (the “Suppliers”).

Our 2015 materials review process identified in-scope products in our medical device business (specifically, certain of our infusion pump products) and, as a result, 63 Suppliers requiring further review. The Suppliers identified to us 305 different smelters and refiners that may have processed the necessary 3TG contained in our in-scope products (see “Product and Smelter and Refiner Information” below).

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Due Diligence Program Design

Design Framework

Our due diligence measures relating to 3TG were designed to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition 2013) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our products are responsibly sourced. Selected due diligence measures that we took in respect of 2015 are discussed under “Due Diligence Program Execution.”

Conflict Minerals Team

We have a centralized 3TG Team which provides cross-functional management of our Conflict Minerals compliance program. The 3TG Team is overseen by senior personnel in our Global Procurement Department and is comprised of representatives from: Global Procurement; External Supply; Manufacturing; Quality Assurance; Business Development; Legal; and Research and Development. The 3TG Team is responsible for implementing our Conflict Minerals compliance program, which includes:

•	analyzing the applicability of the Conflict Minerals Rule to our operations;

•	conducting a good faith reasonable country of origin inquiry regarding the source of any 3TG used in our products;

•	exercising due diligence regarding 3TG used in our products and other matters affected by the Conflict Minerals Rule; and

•	preparing and filing a Conflict Minerals Report, if required.

Our compliance efforts are supplemented by specialist outside counsel.

Internal and External Communication of Pfizer’s 3TG Program and Commitment to Responsible Supply Chain Management

The 3TG Team and other Pfizer colleagues, as appropriate, are educated on the Conflict Minerals Rule and our compliance program. In addition, as appropriate, we communicate our commitment to responsible supply chain management and compliance with the Conflict Minerals Rule to other Pfizer colleagues through various means.

In addition, to help ensure that our suppliers are aware of our commitment to responsible supply chain management and our Conflict Minerals Rule compliance efforts:

•	We encourage our supply partners to perform their obligations in a manner consistent with all of the Pharmaceutical Industry Principles for Responsible Supply Chain Management which are available at: http://www.pharmaceuticalsupplychain.org.

•	Our supply agreement template includes compliance requirements relating to the Conflict Minerals Rule.

•	Our Material Safety Risk Questionnaire, which is required to be completed by all new suppliers (and, periodically, by existing suppliers), includes questions relating to 3TG.

Participation in and Support of Multi-Stakeholder Initiatives

We are a member of the CFSI and we work with organizations such as the Pharmaceutical Supply Chain Initiative and the Institute for Sustainable Communities.

Data Storage and Retention

Pfizer utilizes an internal electronic database for the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions. As recommended by the OECD Guidance, we are creating a process pursuant to which records relating to 3TG will be maintained for five years.

Collection, Assessment, and Internal Reporting of Supply Chain Information

Suppliers that we determine to be in-scope or potentially in-scope are requested to complete a CMRT, which contains questions on the inclusion and source of 3TG in the materials they supplied to us and their compliance activities. We follow-up by email or phone with suppliers that do not respond to the request for a completed CMRT within a specified time frame. If a supplier does not respond to our request within a reasonable time frame, or the supplier refuses to respond, this information is reported to the 3TG Team.

Upon receipt of a CMRT from a supplier, the response is processed and reviewed by members of the 3TG Team. To the extent that suppliers report that the potentially in-scope products it sells to us do not contain 3TG, we review that conclusion against the materials content of the products. Additionally, we review submitted CMRTs for errors, inaccuracies and incompleteness and, as applicable, follow-up with these suppliers.

Smelter and refiner information provided by suppliers is reviewed against the Smelter Reference List tab of the CMRT and the list of known processing facilities on the U.S. Commerce Department List (the “Commerce Department List”). To the extent that a smelter or refiner identified by a supplier is not on either of these lists, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

Smelter and refiner information is also reviewed against the lists of “compliant” and “active” smelters and refiners and country of origin information published by the CFSI.

Based on the information furnished by suppliers and other information known to us, we assess the risk of adverse impact. The Company will address identified risks on a case-by-case basis. This flexible approach will help enable us to tailor the response to the risks identified.

Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilize information made available by the CFSI concerning independent third-party audits of smelters and refiners. We are a member of the CFSI.

Report on Supply Chain Due Diligence

If applicable, we file a Form SD, and to the extent required, a Conflict Minerals Report, with the SEC and make these documents available on our website.

Due Diligence Program Execution

We performed the following due diligence measures in respect of the 2015 compliance period. These are not all of the measures that we took in respect of 2015 in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.	As a result of our materials review process, we sent requests to 63 Suppliers to provide us with a completed CMRT. 95% of the Suppliers responded to our request for information. We followed-up by email or phone with the Suppliers that did not provide a response within a specified time frame.

2.	We reviewed the completed responses received from the Suppliers for errors, inaccuracies and incompleteness and, as applicable, followed-up with these Suppliers as well.

3.	To the extent that a completed response identified a smelter or refiner, we reviewed those smelters and refiners against those contained on the Smelter Reference List tab of the CMRT and the Commerce Department List.

4.	To the extent that a completed response identified a smelter or refiner, we also reviewed that information against the list of compliant and active smelters and refiners published by the CFSI as of April 20, 2016. See “Product and Smelter and Refiner Information” for further information on the smelters and refiners identified by the Suppliers.

Product and Smelter and Refiner Information

For 2015, the Suppliers identified to us the smelters and refiners described in the table below as potentially having processed the necessary 3TG contained in our in-scope products. We were able to determine the origin of only a portion of the necessary 3TG contained in each of our in-scope products.

Not all of the facilities described in the table below may have processed the necessary 3TG contained in our in-scope products. Much of the information provided by the Suppliers was reported to us at a “company” level (meaning that they reported all of the smelters and refiners that may have processed the 3TG contained in all of their products, not just those pertaining to the products sold to us). They also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. Furthermore, the smelters and refiners described below may not be all of the smelters and refiners in our supply chain, since the Suppliers did not identify all of the smelters and refiners in their supply chains. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information, and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in our in-scope products.

Smelter and Refiner Information

Mineral	CFSI Compliant	CFSI Active	Other Known Metal Processors	Total
Tin (Cassiterite)	59	18	16	93
Tantalum (Columbite, Tantalite or Coltan)	45	0	0	45
Tungsten (Wolframite)	29	6	7	42
Gold	80	15	30	125

TOTAL	213	39	53	305

The terms “compliant” and “active” in the table above have the meanings given to those terms by the CFSI. The term “Other Known Metal Processors” refers to those additional smelters and refiners on: (i) the Smelter Reference List tab of the CMRT or (ii) the Commerce Department List. The compliance status reflected in the table above is based solely on information made available by the CFSI to its members as of April 20, 2016 and information made publicly available by the U.S. Department of Commerce as of April 20, 2016, neither of which has been independently verified by us.

Country of Origin Information

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that Suppliers provide us with a completed CMRT. Where a smelter or refiner was identified, we then reviewed information made publicly available by the CFSI and information made available by it to its members, to try to determine the mine or location of origin.

The identified countries of origin of the 3TG processed by the compliant smelters and refiners described in the table above may have included the countries in the categories listed below. The countries listed below are categorized by risk. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the 3TG processed by compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. Compliant smelters and refiners listed above were in each of the categories below:

L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

In addition, some of the listed compliant smelters and refiners may have processed 3TG originating from recycled or scrap sources.

Because the CFSI generally does not indicate individual countries of origin of the 3TG processed by compliant smelters and refiners (other than the DRC), we were not able to determine the countries of origin of the 3TG processed by the described compliant smelters and refiners with greater specificity. In addition, for some of the described compliant smelters and refiners, origin information is not disclosed. We did not determine the countries of origin of the 3TG processed by other smelters and refiners described in the table above.

Future Risk Mitigation Efforts

We intend to take the following additional steps for 2016 to mitigate the risk that the necessary 3TG contained in our in-scope products finance or benefit armed groups:

1.	Continuing to encourage suppliers that provided company level information for 2015 to provide product level information for 2016 through ongoing outreach with these suppliers.

2.	Continuing to engage with suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016.

3.	Implementing a process pursuant to which records relating to 3TG due diligence be maintained for five years.

4.	Adding 3TG diligence questions to our Supply Audit Checklist, which is used by our cGMP auditors during site visits to our suppliers.

The foregoing steps are in addition to the steps that we took for 2015, which we intend to continue to take for 2016 to the extent applicable.